Division of Corporation Finance Disclosure Review Program

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re: Capital One Financial Corporation Definitive Proxy
Statement on Schedule 14A Filed March 21, 2022

File No. 001-13300

September 29, 2022

To Division of Corporation Finance:

We received your comment letter dated September 20, 2022. On behalf of Capital One Financial Corporation, we will carefully consider these comments in connection with the preparation of our 2023 definitive proxy statement and will enhance our future proxy disclosures in accordance with the topics set forth by the Staff in the letter. As we enhance our future disclosures, we will pay particular attention to disclosures required to comply with Item 407(h) of Regulation S-K.

Sincerely,

/s/ Matthew W. Cooper

Matthew W. Cooper

General Counsel and Corporate Secretary